30
3/6/03

03012967

VP3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tripletree LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TripleTree, LLC

(No. and Street)

7601 France Avenue South, Suite 150 Edina MN 55435

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Henderson (952) 253-5300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Silverman Olson Thorvilson & Kaufmann, LTD

(Name – *if individual, state last, first, middle name*)

920 Second Avenue South Ste 1550 Minneapolis, MN 55402

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 04 2003 WASH. D.C. 165 PROCESSING SECTION

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 20 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Henderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TripleTree, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYNN D. ROWLEY
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPLETREE, LLC

INDEX TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

Perry P. Silverman CPA, CFP
Lyle E. Olson CPA, CFP
John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA

1550 Kinnard Financial Center
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying statement of financial condition of TripleTree, LLC as of December 31, 2002, and the related statements of income (loss), changes in members' equity (deficit), changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of TripleTree, LLC as of December 31, 2001 were audited by other auditors whose report dated January 25, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TripleTree, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Silverman Olson Thorvilson & Kaufmann LTD

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

February 11, 2003

TRIPLETREE, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS	2002	2001
Cash and cash equivalents	$ 101,780	$ 775,912
Accounts receivables, net of allowance for doubtful accounts of $3,000 and $0, respectively	35,113	51,637
Employee receivables	787	1,002
Prepaid expenses	12,355	16,065
Property and equipment, net (Note 2)	132,820	180,240
Other assets	691	11,149
Total assets	$ 283,546	$ 1,036,005
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Liabilities:		
Note payable - bank (Note 3)	$ 10,000	$ -
Accounts payable	30,283	29,000
Preferred distribution payable (Note 6)	-	50,000
Accrued expenses	39,716	75,868
Total liabilities	79,999	154,868
Commitments and contingencies (Note 7)	-	-
Subordinated notes payable, related parties (Note 4)	250,000	-
Members' equity (deficit) (Note 6)	(46,453)	881,137
Total liabilities and members' equity (deficit)	$ 283,546	$ 1,036,005

See accompanying notes to financial statements.

TRIPLETREE, LLC

STATEMENT OF INCOME (LOSS)

For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Investment banking fees	$ 885,043	$ 3,492,007
Interest	1,850	36,179
Other income	5,770	232
Total revenues	892,663	3,528,418
Expenses:		
Compensation, benefits and payroll taxes	1,143,888	2,453,027
Marketing	136,942	166,817
Interest	9,256	74
Overhead and administrative expenses, net of related party reimbursements (Note 5)	515,255	549,804
Total expenses	1,805,341	3,169,723
Income (loss) before preferential distribution to preferred members	(912,678)	358,695
Preferential distribution to preferred members (Note 6)	-	(50,000)
Net income (loss) to common members	$(912,678)	$ 308,695

See accompanying notes to financial statements.

TRIPLETREE, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

For the Years Ended December 31, 2002 and 2001

Balance, December 31, 2000	$ 652,442
Income before preferential distribution to preferred members	358,695
Distributions to common members (Note 6)	(80,000)
Preferential distribution to preferred members (Note 6)	(50,000)
Balance, December 31, 2001	881,137
Loss before preferential distribution to preferred members	(912,678)
Class A unit redemption (Note 6)	(201,012)
Purchase of Class A common units (Note 6)	226,100
Capital contribution (Note 6)	60,000
Distributions to common members (Note 6)	(100,000)
Balance, December 31, 2002	$(46,453)

See accompanying notes to financial statements.

TRIPLETREE, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the Years Ended December 31, 2002 and 2001

	2002	2001
Beginning balance, December 31:	$ -	$ -
Issuance of subordinated notes payable (Note 4)	250,000	-
Ending balance, December 31:	$ 250,000	$ -

See accompanying notes to financial statements.

TRIPLETREE, LLC

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$(912,678)	$ 358,695
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	67,460	69,263
Decrease (increase) in assets:		
Accounts receivables	16,524	112,193
Employee receivables	215	(203)
Prepaid expense	3,710	(7,662)
Other assets	10,458	(11,099)
Increase (decrease) in liabilities:		
Accounts payable	1,283	19,115
Due from related parties	-	2,937
Accrued expenses	(36,152)	(19,676)
Net cash provided by (used in) operating activities	(849,180)	523,563
Cash flows from investing activities:		
Purchase of equipment	(20,040)	(26,660)
Net cash used in investing activities	(20,040)	(26,660)
Cash flows from financing activities:		
Preferential distribution to preferred members	(50,000)	(50,000)
Increase in notes payable - bank	10,000	-
Distributions	(100,000)	(80,000)
Contributions	286,100	-
Redemption of common units	(201,012)	-
Proceeds from the issuance of subordinated notes payable	250,000	-
Net cash provided by (used in) financing activities	195,088	(130,000)
Increase (decrease) in cash	(674,132)	366,903
Cash - beginning of year	775,912	409,009
Cash - end of year	$ 101,780	$ 775,912
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 2,927	$ 74

See accompanying notes to financial statements.

TRIPLETREE, LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001

Note 1: Summary of Significant Accounting Policies

Nature of Business:

TripleTree, LLC (the "Company") was organized on January 13, 1997 in accordance with Chapter 322B of the Minnesota statutes relating to limited liability companies. Pursuant to the articles of organization, the Company will exist for a thirty year period, expiring January 13, 2027. The Company provides investment banking consulting services to clients in the information technology and health care industries located throughout the United States and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company's corporate offices are located in Minneapolis, Minnesota.

Reserve Requirements:

The Company is exempt from preparing the computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Information related to the Possession or Control Requirements under that Rule.

Cash and Cash Equivalents:

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with a maturity of less than 90 days to be cash and cash equivalents.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company believes it has its cash deposits at a high quality financial institution. The Company believes no significant credit risk exists with respect to these deposits.

Accounts receivable arise from the Company providing investment banking services to its clients located throughout the United States. The Company is typically dependent on a small number of customers for its investment banking fees (Note 7) and generally does not require any collateral from its customers. At December 31, 2002 and 2001, 77.8% and 46.6%, respectively, of accounts receivable were due from two and five customers, respectively.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not

Note 1: Summary of Significant Accounting Policies (Continued)

Accounts Receivable and Allowance for Doubtful Accounts (Continued):

paid within specified terms of the invoice (generally ninety days) as past due. As of December 31, 2002 and 2001, accounts receivable so specified as past due aggregated $3,000 and $0, respectively. If circumstances change, the Company's estimates of the collectibility of amounts due could be reduced by a material amount.

Trade accounts receivable serve as collateral for the Company's line of credit (Note 3).

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using straight-line and accelerated methods and is charged to expense based on the estimated useful lives of the assets. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Revenue Recognition:

The Company typically earns and records monthly fees in connection with investment banking and consulting engagements. The Company also receives success fees on its investment banking engagements that are earned and recorded upon the successful closing of each transaction and at such time the fee is reasonably determinable.

Income Taxes:

The Company is a Minnesota limited liability company. Taxable income or loss of the Company is allocated in accordance with the general provisions of the member control agreement. The Company has chosen to be taxed as partnership, accordingly, no tax liability or benefit is presented on these financial statements, as the tax attributes will be allocated directly to the members.

Guaranteed Payments to Members:

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather that as capital distributions.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 1: Summary of Significant Accounting Policies (Continued)

Reclassifications:

Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 financial statement presentation. These reclassifications have no effect on members' equity or net income as originally reported.

Note 2: Property and Equipment

Property and equipment consisted of the following at December 31:

	2002	2001	Estimated Useful Lives In Years
Office furniture and equipment	$ 206,470	$ 193,298	7
Computer equipment	61,805	54,937	5
Leasehold improvements	82,357	82,357	5
Total property and equipment	350,632	330,592	
Less accumulated depreciation	217,812	150,352	
Property and equipment, net	$ 132,820	$ 180,240	

Depreciation expense was $67,460 and $69,263 for 2002 and 2001, respectively.

Note 3: Note Payable-Bank

The Company has a $500,000 discretionary line of credit, of which $490,000 was unused as of December 31, 2002. The line of credit bears interest at a variable rate (5.5% at December 31, 2002), is collateralized by substantially all corporate assets and is guaranteed by two officers/members of the Company. The line of credit expires in April 2003.

Note 4: Subordinated Notes Payable, Related Parties

In September 2002, the Company entered into two subordinated notes payable aggregating $250,000 with two of its officer/members. The notes accrue interest at 7%, payable quarterly, and are subordinated to the claims of all other present or future creditors of the Company. The subordinated notes payable are available in computing net capital under the SEC's uniform net capital rule. The loans mature September 2005; however, to the extent that such borrowings are required for the Company's continued compliance with certain minimum net capital requirements, they may not be repaid. In addition, the loan agreements provide for restrictions on the amount of equity that can be withdrawn from the Company during the term of the agreements.

During the year ended December 31, 2002 the Company incurred and accrued $6,329 of interest related to these notes.

Note 4: Subordinated Notes Payable, Related Parties (Continued)

Future maturities of the subordinated notes were as follows at December 31:

2003	$ -
2004	$ -
2005	$ 250,000

Note 5: Related Party Transactions

Shared Rent and Overhead Expenses:

Through October, 2001, the Company shared office space and related overhead expenses with Cherry Tree Investments, Inc., Cherry Tree Development, LLC, and Rotherwood Ventures, LLC. These companies were related through common ownership. The Company received reimbursements from these related parties aggregating $146,935 in 2001, for their portion of the office space and related overhead expenses.

Class A Common Unit Redemption and Purchase:

During 2002, the Company redeemed an aggregate of 1,150,000 of Class A common units from two members for a total of $201,012. Subsequently, the Company resold the shares for $226,100 to two officer/members.

Capital Contribution:

During 2002, an officer/member contributed cash of $60,000 to the Company.

Note 6: Members' Equity (Deficit)

The Company's articles of organization require that each ownership unit have the same financial and governance rights; however, the Board of Governors can establish or designate more than one class of units as well as the relative rights and preferences of each such class of units.

As of December 31, 2002 and 2001, the Company had authorized an aggregate of 30,000,000 units with 10,000,000 units authorized for each unit class (Voting Class A, Non-Voting Class B and Preferred). Issued outstanding units were as follows:

	Units		
	Voting Class A Common	Non-Voting Class B Common	Preferred Units
December 31, 2002	2,500,000	2,000,000	500,000
December 31, 2001	2,500,000	2,000,000	500,000

Class A and B Common Units:

Class A common units have voting rights whereas Class B common units do not have voting rights.

Note 6: Members' Equity (Deficit) (Continued)

In 2002 and 2001, the Company had a mandatory distribution policy whereby 80% and 50%, respectively of the Company's taxable income would be distributed to common unit holders within 60 days after a year end. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Unit holders, the amount of the distribution could be modified or forgone. In 2002 and 2001, $100,000 and $80,000, respectively, were distributed to common unit holders.

Class A Common Unit Redemption and Purchase:

During 2002, the Company redeemed an aggregate of 1,150,000 of Class A common units from two members for a total of $201,012. Subsequently, the Company resold the shares for $226,100 to two officer/members.

Capital Contribution:

During 2002, an officer/member contributed cash of $60,000 to the Company.

Preferred Units:

Preferred units have voting rights and are convertible, at the option of the holder, into Class A common units at any time. Each preferred unit will automatically convert into one Class A common unit on December 31, 2008 or upon an initial public offering of units by the Company or its successor. Preferred units accrue a cumulative annual preferred return distribution of $.10 per unit.

During 2002, the Company did not declare any preferred unit distributions therefore distributions in arrears aggregated $50,000 at December 31, 2002.

During 2001, the Company declared preferred unit distributions of $50,000, which were accrued at December 31, 2001 and paid in 2002.

Preferred units do not participate in any distributions of the Company other than the preferred distribution as described above and upon liquidation of the Company. At liquidation of the Company, the preferred unit holders have a distribution preference over all common unit holders.

The member control agreement of the Company provides that preferred returns are treated as guaranteed payments within the meaning of Section 707(c) of the Internal Revenue Code (IRC). Otherwise, all income, profits, gains, losses, and tax credits will be allocated to the holders of the common units for income tax and financial accounting purposes based on the same manner as distributions were allocated.

Note 7: Commitments and Contingencies

Operating Leases:

The Company leases office space under a non-cancelable operating lease. Pursuant to the lease, the Company is required to pay a monthly base rent plus a pro-rata share of operating expenses and real estate taxes. The lease expires October, 2004 and has a renewal option for an additional five years.

The future minimum payments required on this lease is as follows for the years ending December 31:

2003	$ 114,396
2004	$ 95,330
	$ 209,726

Total rent expense aggregated approximately $205,000 and $207,500 for 2002 and 2001, respectively.

401(k) Profit Sharing Plan:

The Company has a 401(k) profit sharing plan covering all employees who meet certain eligibility requirements. Participant contributions are made through elective deferrals of compensation up to a maximum percentage allowable by statute. Participants vest immediately in their own contributions. The Company is required to make contributions to the plan aggregating three percent of eligible participants' annual compensation. The Participants are immediately vested in the Company's contributions. Company contributions for the years ended December 31, 2002 and 2001 were $20,669 and $30,638, respectively.

Significant Customers:

During 2002, the Company had sales to four significant customers, which represented 64.2% of investment banking fees. There were no accounts receivable relating to these customers at December 31, 2002.

During 2001, the Company had sales to two significant customers, which represented 45.6% of investment banking fees. There were no accounts receivable relating to these customers at December 31, 2001.

Note 8: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $34,136, which was $28,803 in excess of its required net capital of $5,333. The Company's net capital ratio was 2.3 to 1 at December 31, 2002.

SUPPLEMENTARY INFORMATION

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENT MEMBER OF
BDO SEIDMAN ALLIANCE

Perry P. Silverman CPA, CFP
Lyle E. Olson CPA, CFP
John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA

1550 Kinnard Financial Center
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying financial statements of TripleTree, LLC as of and for the year ended December 31, 2002 and have issued our report thereon dated February 11, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Silverman Olson Thorvilson & Kaufmann LTD

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

February 11, 2003

TRIPLETREE, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Net Capital:	
Total members' deficit	$(46,453)
Add:	
Subordinated notes payable allowable in computation of net capital	250,000
Total capital and allowable subordinated note payable	203,547
Deductions:	
Total non-allowable assets	169,411
Net capital	$ 34,136
Aggregate Indebtedness:	
Accounts payable	30,283
Accrued expenses	39,716
Note payable - bank	10,000
Total aggregate indebtedness	$ 79,999
Computation of basic net capital required:	
Net capital requirement is the greater of:	
Minimum dollar net capital requirement	$ 5,000
6-2/3% of aggregate indebtedness	$ 5,333
Ratio of aggregate indebtedness to net capital	2.3:1
Reconciliation with Company's Computation:	
(included in Part IIA of Form X-17A-5 as of December 31, 2002):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 52,215
Audit adjustments, net	(18,079)
Net capital per above	$ 34,136
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS Report	$ 49,565
Audit adjustments, net	30,434
Total aggregate indebtedness per above	$ 79,999

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

Perry P. Silverman CPA, CFP
Lyle E. Olson CPA, CFP
John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA

1550 Kinnard Financial Center
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
TripleTree, LLC
Edina, Minnesota

In planning and performing our audit of the financial statements of TripleTree, LLC for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements TripleTree, LLC for the year ended December 31, 2002, and this report does not affect our report thereon dated February 11, 2003. During our review of the Company's net capital computations for the months of April, May and June, 2002, we noted that the Company did not properly reflect notes receivable as a non-allowable asset, thereby inaccurately reporting the Company's net capital. The Company has notified the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. of this material weakness. In addition, during the year ended December 31, 2002, the Company instituted control procedures to correct the noted weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives, except as noted above.

This report is intended solely for the information of the Board of Governors, management, the SEC, the Company's designated self-regulatory organization and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Silverman Olson Thorvilson & Kaufmann LTD

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

February 11, 2003